Exhibit 99.1

At the Annual General Meeting of Shareholders of D. Medical Industries Ltd. (TASE: DMDC; NASDAQ: DMED)(the "Company") held on January 11, 2011, the proposed resolutions described in the Proxy Statement dated December 6, 2010 (the "Proxy Statement"), were approved by the required majority.

Shareholders holding a total of 2,592,719 ordinary shares of the Company, constituting 33.3% of the outstanding share capital of the Company, participated in the meeting and voted on the proposed resolution as follows:

1.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors until the next annual general meeting of shareholders; and to authorize the Company's board of directors to determine their fees.

A total of 1,805,077 ordinary shares (69.6%) voted for this resolution and 787,642 ordinary shares abstained.

2.	To approve a consulting agreement between the Company and a corporation controlled by Mr. Zeev Bronfeld, as described in the Proxy Statement.

A total of 2,201,046 ordinary shares (84.9%) voted for this resolution, of which 1,449,013 ordinary shares are held by shareholders who do not have a personal interest in the resolution (78.7% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), and 391,672 ordinary shares opposed this resolution.

3.
(a) To approve the payment of compensation to directors of the Company for their services as such, as described in the Proxy Statement; and (b) to approve such payment of compensation to Mr. Eyal Sheratzky.

A total of 2,592,719 ordinary shares (100%) voted for part (a) of this resolution; while 2,524,718 ordinary shares (97.4%) voted for part (b) of this resolution, of which 1,772,685 ordinary shares are held by shareholders who do not have a personal interest in the resolution (96.3% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), and 68,000 ordinary shares opposed this resolution.

4.
To postpone the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011, to an adjourned meeting; and to authorize the Company's board of directors to fix the date of such adjourned meeting.

A total of 2,592,719 ordinary shares (100%) voted for this resolution.

In addition, the term of service of Mr. Isaac Unger as a member of the Company's board of directors expired at the meeting.